[redacted]

15045479

SEC MAIL PROCESSING
RECEIVED
FEB 23 2015
WASH, D.C.
201
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL Investment Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Chestnut Street
(No. and Street)

Rochester	New York	14604-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo Iacobelli 585-336-1321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co. LLP
(Name – *if individual, state last, first, middle name*)

171 Sully's Trail	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo Iacobelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL Investment Services LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of Monroe
Subscribed and sworn before me this 17th day of February 2015.

Joelle L. Donahoe
Notary Public

[signature]
Signature

President & COO
Title

JOELLE L. DONAHOE
Notary Public, State of New York
No. 01DO6081047
Qualified in Monroe County
Commission Expires September 30, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements (With Supplementary Information) and Report of Independent Registered Public Accounting Firm

December 31, 2014

Enterprise®

Enterprise Equities, Inc.
(A Wholly-Owned Subsidiary of
Enterprise Ownership, Inc.)
SEC ID#: 8-43068

Financial Statements (With Supplementary Information) and Report of Independent Registered Public Accounting Firm

December 31, 2014

SEC MAIL PROCESSING
RECEIVED
FEB 23 2015
WASH., D.C. 201 SECTION

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

Financial Statements
As of December 31, 2014
Together with
Report of Independent Registered Public Accounting Firm

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 10, 2015

To the Policy Committee of
ESL Federal Credit Union (CUSO Oversight Body):

We have audited the accompanying financial statements of ESL Investment Services, LLC (a New York corporation and wholly-owned subsidiary of ESL Federal Credit Union) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, ownership equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ESL Investment Services, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bonadio + Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$	23,996,444
Other assets		53,445
Total current assets		24,049,889
PROPERTY AND EQUIPMENT, net		6,095
	$	24,055,984
LIABILITIES AND OWNERSHIP EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	458,748
Total liabilities		458 748
OWNERSHIP EQUITY		
Capital		1,500,000
Retained earnings		22,097,236
Total ownership equity		23,597,236
	$	24,

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED MBER 31, 2014

COMMISSION AND FEE REVENUE	$	6,158,915
OPERATING EXPENSES:		
Salaries, commissions and benefits		3,647,790
Origination and servicing		246,971
General and administrative		244,925
Professional and outside services		188,248
Occupancy		119,617
Marketing and promotion		70,500
Depreciation		19,740
Total operating expenses		4
OPERATING INCOME		1,621,124
OTHER INCOME		
Interest income		545
Other		41,604
Total other income		42 149
NET INCOME	$	1,663,273

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

		Retained Earnings		Capital		Total
Balance - January 1, 2014	$	20,433,963	$	1,500,000	$	21,933,963
Net Income		1 663 273				1 273
Balance - December 31, 2014	$	22 097 236	$	1,500,000	$	23,597,236

The accompanying notes are an integral part of these statements

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	1,663,273
Adjustments to reconcile net income to		
net cash flow from operating activities:		
Depreciation		19,740
Changes in:		
Other assets		(22,209)
Accounts payable and accrued expenses		58,841
Net cash flow from operating activities		1,719,645
NET CHANGE IN CASH AND EQUIVALENTS		1,719,645
CASH AND EQUIVALENTS - beginning of year		22,276,799
CASH AND EQUIVALENTS - end of year	$	23,996,444

The accompanying notes are an integral part of these statements.

1. THE ORGANIZATION

ESL Investment Services, LLC (the Company) is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of ESL Federal Credit Union (the Credit Union). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. It operates under the provisions of subparagraph (k) (2) (i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Equivalents
Cash and equivalents include deposits with the Credit Union, and other highly liquid investments that are readily convertible to cash. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2014. The Company has not experienced any losses related to cash and equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Property and Equipment
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Commission and Fee Revenue
Commission revenue relates primarily to the sale of annuities, mutual funds, and other security products. These products are offered to members through LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole shareholder, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2014, management has determined that the Company has no uncertain tax positions.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

PROPERTY AND EQUIPMENT		
Computer equipment	$	98,702
Leasehold improvements		24 133
		122,835
Less: Accumulated depreciation		(116,740)
	$	6,095

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2014

	$	397,455
		61,293
		748

5. EMPLOYEE BENEFITS

Defined Benefit Retirement Plan

The Credit Union has a noncontributory defined-benefit retirement plan (the Plan) covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2014, the Company recognized pension costs of $30,372.

5. EMPLOYEE BENEFITS (Continued)

Defined Contribution Retirement Plan

The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100% of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2014, the Company recognized defined contribution plan costs of $109,056.

Post-Retirement Insurance Benefit Plan

The Company provides certain medical and healthcare benefits to qualifying retirees under a Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount.

6. RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2014, marketing and promotion costs of $70,500, professional and administrative costs of $139,728, and the cost of office and branch space of $119,617 were allocated to the Company. Also included in general and administrative expenses are charges related to customer referrals made by the Credit Union to the Company. Charges for referrals totaled $32,110 for the year ended December 31, 2014.

The Company's qualifying personnel are covered under defined contribution, defined-benefit, other benefits, medical, dental, disability and workmen's compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2014, the Company was allocated costs of $323,300.

The Credit Union also provides other services and pays other expenses on behalf of the Company. The agreements between the parties specify that the Company has no liability to the Credit Union related to any services or expenses other than those described in the preceding paragraph.

At December 31, 2014, the Company had cash balances with the Credit Union in the amount of $23,518,560.

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $411,487 and $30,583, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

No material difference exists between the Computation of Net Capital under Rule 15c3-1 and the Company's corresponding computations submitted in its most recent unaudited Part IIA filing.

Schedule 1

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1
DECEMBER 31. 2014

Total ownership equity from statement of financial condition	$	23,597,236
Less - non-allowable assets:		
Cash and equivalents		23,126,209
Property and equipment, net		6,095
Other assets		53,445
Total non-allowable assets		23 185 749
Net capital before haircuts on securities		411,487
Haircuts on money market funds		-
Net capital	$	411 487
Aggregate indebtedness		
Total liabilities	$	458,748
Computation of basic net capital requirement		
Minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	30,583
Net Capital in excess of minimum requirement	$	
Ratio of aggregate indebtedness to net capital		1.11 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2014.

The accompanying notes are an integral part of this schedule.

Schedule 2

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2014

The Company is exempt from the computation of reserve requirements and information for possession or control requirements under Rule 15c3-3 as it is a non-carrying broker-dealer.

The accompanying notes are an integral part of this schedule

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 10, 2015

To the Policy Committee of
ESL Federal Credit Union (CUSO Oversight Body):

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ESL Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

ESL Investment Services, LLC®
225 Chestnut Street • Rochester, NY 14604
585.339.4475 • 800.814.5884

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 10, 2015

The below information is designed to meet the Exemption Report criteria pursuant to Securities & Exchange Commission (SEC) Rule 17-5(d)(4):

ESL Investment Services, LLC is a broker/dealer registered with the SEC and Financial Industry Regulatory Authority (FINRA).

ESL Investment Services, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.

ESL Investment Services, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

- The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of ESL Investment Services, LLC.

ESL Investment Services, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1st, 2014 through December 31, 2014 without exception.

ESL Investment Services, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of June 1st, 2014 through December 31, 2014.

The above statements are true and correct to the best of the management's knowledge and belief.

Leo Iacobelli
President & COO, ESL Investment Services LLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

February 10, 2015

To the Policy Committee of
ESL Federal Credit Union (CUSO Oversight Body):

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by ESL Investment Services, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the those parties specified in this re regarding the sufficiency of the ose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Bonadio + Co., LLP

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ESL Investment Services LLC
225 Chestnut Street
Rochester NY 14604-2426

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Rogers 585-336-1000

2. A.	General Assessment (item 2e from page 2)		$ 3,479
B.	Less payment made with SIPC-6 filed (exclude interest) 07/21/2014 Date Paid		(1,471)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		2,008
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 2,008
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,008	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ESL Investment Services LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

2/10/15

(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 01, 2014
and ending Dec 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,201,063
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,783,482
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,521
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	21,604
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4,809,607
2d. SIPC Net Operating Revenues	$ 1,391,456
2e. General Assessment @ .0025	$ 3,479

(to page 1, line 2.A.)